Filed Pursuant to Rule 424(b)(3)

Registration No. 333-69029

PROSPECTUS SUPPLEMENT NO. 2

TO

REOFFER PROSPECTUS DATED JULY 26, 2006

OF

MACK-CALI REALTY CORPORATION

RELATING TO

9,148,712 SHARES OF COMMON STOCK

This prospectus supplement (this “Supplement”), supplements our reoffer prospectus dated July 26, 2006, as previously supplemented on November 26, 2008 (as so supplemented, the “Prospectus”) that was filed as part of our Registration Statement on Form S-3, File No. 333-69029 (the “Registration Statement”), relating to the resale by certain of our stockholders (collectively, the “Selling Stockholders”) who may receive shares of our common stock, par value $0.01 per share (the “Common Stock”), offered by this Supplement in conjunction with the Prospectus, upon the redemption of common units of limited partnership interest (the “Common Units”) of Mack-Cali Realty, L.P. (the “Operating Partnership”).  This Supplement presents certain information regarding the ownership of 2,785,762 shares of our Common Stock that may be acquired upon redemption of 2,785,762 Common Units originally beneficially owned by seven Selling Stockholders identified in the Prospectus that have been transferred to eleven persons, including eight persons not previously identified as Selling Stockholders in the Prospectus (the “Transferees”), all of whom are accredited investors under Rule 501 of the Securities Act of 1933, as amended, and who are being added to the table of Selling Stockholders in the Prospectus to permit the resale of such shares of Common Stock by the Transferees under the Registration Statement and pursuant to the Prospectus. The 9,148,712 shares to which this Supplement relates reflects the total number of shares that may be sold by all of the Selling Stockholders under the Prospectus after giving effect to the transfer of the shares to the Transferees of the 2,785,762 Common Units covered by this Supplement. This Supplement also presents certain information regarding 3,061 shares of Common Stock that have become subject to a pledge and security agreement by a Selling Stockholder. No additional securities are being registered hereby.

You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent the information in this Supplement supersedes the information contained in the Prospectus.

The selling stockholders may offer their shares of common stock through public or private transactions, in the over-the-counter markets or on any exchanges on which our common stock is traded at the time of sale, at prevailing market prices or at privately negotiated prices.  The selling stockholders may engage brokers or dealers who may receive commissions or discounts from the selling stockholders.  We will pay substantially all of the expenses incident to the registration of such shares, except for selling commissions.

Our common stock is listed on The New York Stock Exchange under the symbol “CLI.”  The closing price of our common stock as reported on The New York Stock Exchange on February 19, 2015 was $19.24 per share.

Investment in our common stock involves certain risks, including those described beginning on page 10 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2014.  You should consider such risk factors before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 20, 2015.

SELLING STOCKHOLDERS

Effective December 11, 1997, 3,061 shares of our Common Stock held by Shackelford Farrior Investment included in the Prospectus became subject to a pledge and security agreement in favor of M-Development, LLC, an affiliate of William L. Mack, the Chairman of our Board of Directors (“MDL”).  Following a transfer of any such shares to MDL pursuant to such pledge and security agreement, such shares may be sold by MDL pursuant to the Prospectus, as amended by this Supplement.

This Supplement updates the beneficial ownership of Selling Stockholders David Mack, the William L. Mack Grantor Retained Annuity Trust IIC, Trust F/B/O Richard Mack, Trust F/B/O Stephen Mack, AAM Realty Investors Limited Partnership, Robert Sterh, and Rona Dollinger to reflect their transfer of an aggregate of 2,785,762 Common Units covered by the Prospectus to eleven Transferees, including eight new Selling Stockholders as well as the beneficial ownership of Transferees William L. Mack, Richard Mack and The David and Sondra Mack Foundation, Inc. who were existing Selling Stockholders under the Prospectus. The information contained in the following table is as of the date of this Supplement, and supersedes and replaces the information relating to the shares of Common Stock beneficially owned by all of the Selling Stockholders listed above that were reported in the table of Selling Stockholders, and the related footnotes, contained in the Prospectus, as previously supplemented.

Name of Security Holder	Number of Shares of Common Stock Owned Prior to Offering (1)	Number of Shares of Common Stock Underlying Common Units (2)	Number of Shares of Common Stock to Be Owned After this Offering (3)

William L. Mack.	1,609,164	1,562,816	46,348
David S. Mack	1,780,394	1,756,947	23,447
The Mack 2010 Family Trust II	770,097	770,097	0
William L. Mack Grant Retained Annuity Trust IIC	0	0	0
The David and Sondra Mack Foundation, Inc.	225,000	211,691	13,309
Trust F/B/O Richard Mack	0	0	0
Trust F/B/O Stephen Mack	0	0	0
Richard Mack	523,013	520,145	2,868
Stephen F. Mack 2013 Revocable Trust	416,885	414,017	2,868
AAM Realty Investors Limited Partnership	0	0	0
Arthur P. Troast	729	729	0
Arthur L. Troast	5,998	5,998	0
Anne Troast Hansen	828	828	0
Mary Molina	729	729	0
The Rona Dollinger Ten Year Annuity Trust	98,164	95,265	2,899
Robert Stehr	0	0	0
Martha Stehr	15,743	15,385	358

(1)                                 Includes outstanding shares of Common Stock and shares of Common Stock issuable upon the redemption of all Common Units beneficially owned by the Selling Stockholders regardless of whether such shares are offered by the Prospectus.

(2)                                 Includes all of the shares of Common Stock that may be issued upon redemption of Common Units offered under the Prospectus, but not any other shares of Common Stock or Common Units.

(3)                                 Assumes all shares registered under the Prospectus will be sold.

Information concerning the Selling Stockholders may change from time to time and will be set forth in future supplements.  Accordingly, the number of shares of our Common Stock offered hereby may increase or decrease.  Full and complete copies of this Supplement together with the Prospectus will be provided upon request.

If and when the Selling Stockholders sell all of their shares of Common Stock registered under the Prospectus, as amended by this Supplement, none of the Selling Stockholders will own more than one percent of our Common Stock at February 20, 2015.